Exhibit 21.1

Subsidiaries

Company summary	Domicile	Ownership	Voting rights
Zealand Pharma A/S subsidiaries:
ZP Holding SPV K/S	Denmark	100%	100%
ZP General Partner 1 ApS	Denmark	100%	100%

ZP Holding SPV K/S subsidiaries:
ZP SPV 1 K/S	Denmark	100%	100%
ZP General Partner 2 ApS	Denmark	100%	100%